UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11019241

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL RECEIVED PROCESSING
MAR 01 2011
WASH. D.C.
200 SECTION

SEC FILE NUMBER
8- 66572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Federal Street, 3rd Floor
(No. and Street)

Boston	Massachusetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M. Ferrara (617) 619-3325
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MFA - Moody, Famiglietti & Andronico, LLP
(Name – *if individual, state last, first, middle name*)

1 Highwood Drive	Tewksbury	MA	01876
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Ferrara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Capital Markets LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President, Managing Partner
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 25 day of February, 20 11, before me, the undersigned notary public, personally appeared ________ and proved to me through satisfactory evidence of identification, which were ________ to be the person whose name is signed on the preceding or attached document, and acknowledged to me that he/she signed it voluntarily for its stated purpose.

[signature]
RONALD J. ADAMS, Notary Public
My Commission Expires January 28, 2016

To the Member and Managers
Capstone Capital Markets LLC
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Capstone Capital Markets LLC (the "LLC") as of December 31, 2010 and 2009, and the related statements of income and changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capstone Capital Markets LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 and other information under Rule 15c3-3 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 23, 2011

December 31		2010		2009
Assets				
Cash and Equivalents	$	447,737	$	579,524
Total Assets	$	447,737	$	579,524
Liabilities and Member's Equity				
Accounts Payable and Accrued Expenses	$	9,500	$	50,530
Deferred Revenue		-		82,222
Total Liabilities		9,500		132,752
Member's Equity		438,237		446,772
Total Liabilities and Member's Equity	$	447,737	$	579,524

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31	2010	2009
Placement Services	$ 307,222	$ 607,778
Expenses:		
Compensation and Related Expenses	134,443	121,715
Professional Fees	30,537	28,612
Office Expenses	30,081	8,333
Employee Benefits	15,803	9,008
Corporate Fees and Taxes	9,793	4,468
Total Expenses	220,657	172,136
Income from Operations	86,565	435,642
Interest Income	4,900	187
Net Income	91,465	435,829
Member's Equity, Beginning	446,772	10,943
Distributions to Member	(100,000)	-
Member's Equity, Ending	$ 438,237	$ 446,772

The accompanying notes are an integral part of these financial statements.

For the Years Ended December 31		2010		2009
Cash Flows From Operating Activities:				
Net Income	$	91,465	$	435,829
Adjustments to Reconcile Net Income to Net Cash (Used in) Provided by Operating Activities:				
Noncash Placement Services Revenue		(100,000)		
Decrease in Accounts Receivable		-		20,000
(Decrease) Increase in Accounts Payable and Accrued Expenses		(41,030)		49,680
(Decrease) Increase in Deferred Revenue		(82,222)		57,222
Net Cash (Used in) Provided by Operating Activities		(131,787)		562,731
Net (Decrease) Increase in Cash and Equivalents		(131,787)		562,731
Cash and Equivalents, Beginning		579,524		16,793
Cash and Equivalents, Ending	$	447,737	$	579,524

Noncash Investing and Financing Activities:

During the year ended December 31, 2010, the LLC performed services for a client in exchange for certain preferred equity securities of the client. The preferred equity securities were written in the name of an entity affiliated through common ownership by the Parent and accounted for as a noncash distribution to the Parent.

1. Significant Accounting Policies:

Reporting Entity: Capstone Capital Markets LLC (the "LLC"), which is a wholly-owned subsidiary of Capstone Partners LLC (the "Parent"), was formed on April 8, 2004, as a Delaware limited liability company. The LLC was registered under the Securities Exchange Act of 1934 as a broker/dealer on April 29, 2005. The LLC provides private placement services for companies located throughout the United States.

Revenue Recognition: The LLC recognizes private placement fees at the time the placement is completed and the income is reasonably determinable. Initial nonrefundable retainer fees are recognized as the services are performed over the term of the contract.

Deferred Revenue: Deferred revenue represents retainer fees for which the above mentioned revenue recognition criteria have not been met.

Cash and Equivalents: The LLC maintains its cash in bank deposit accounts which, at times, may exceed the federally insured limits. The Company has a cash management program, which provides for investments of excess cash balances primarily in money market accounts. The Company considers such highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The value, liquidity and related income of these investments are sensitive to changes in economic conditions, and may be adversely affected by shifts in the market and changes in interest rates.

Trade Accounts Receivable: Accounts receivable are stated at the amount management expects to collect from outstanding balances.

Income Taxes: No provision for federal or state income taxes is presented in these financial statements as Capstone Capital Markets LLC is a limited liability company under the provisions of the Internal Revenue Code, which is taxed as a partnership and, accordingly, its taxable income is allocated to its member for federal and state income tax reporting purposes. However, in certain circumstances, the Company may be required to pay income taxes to a state or foreign country.

The LLC assesses the recording of uncertain tax positions by evaluating the minimum recognition threshold and measurement requirements a tax position must meet before being recognized as a benefit in the financial statements. The LLC's policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income and changes in member's equity.

The LLC has not recognized a liability for any uncertain tax benefits as of December 31, 2010 and 2009. The LLC does not expect any material change in uncertain tax benefits within the next twelve months. The LLC is open to examination by the applicable taxing authorities for the tax years ended December 31, 2010, 2009, 2008 and 2007.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

Reclassifications: Certain reclassifications have been made to the 2009 financial statements in order to conform to the 2010 presentation.

Subsequent Events: Management has evaluated subsequent events spanning the period from December 31, 2010 through February 23, 2011, the latter representing the issuance date of these financial statements.

2. Related Party Transactions:

The expenses of the LLC are directly allocated from the Parent to the LLC for those expenses solely pertaining to the LLC. Certain other overhead expenses are allocated to the LLC based on management's estimate of the LLC's usage of the related expenses. Such overhead expenses for the years ended December 31, 2010 and 2009 included certain payroll and related expenses and office expenses amounting to $196,098 and $157,146, respectively.

3. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 6-2/3% of aggregate indebtedness or $5,000. As of December 31, 2010 and 2009, the LLC's net capital amounted to $438,237 and $446,772, respectively.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.02 to 1 and 0.30 to 1 as of December 31, 2010 and 2009, respectively.

December 31		2010
Aggregate Indebtedness	$	9,500
Member's Equity	$	438,237
Net Capital		438,237
Minimum Net Capital Requirement to be Maintained		5,000
Net Capital in Excess of Requirements	$	433,237
Ratio of Aggregate Indebtedness to Net Capital		0.02 to 1

Reconciliation with Partnership's Computation (included in Part II of Form X-17A-5 as of December 31, 2010):

Net Capital, as Reported in Partnership's Part II (Unaudited) FOCUS Report	$	397,207
Net Adjustments to Accrued Expenses		41,030
Net Capital Per Above	$	438,237
Total Assets, as reported in the LLC's Unaudited Focus Report	$	547,737
Net Adjustments to: Adjustments to Investments in Securities		(100,000)
Total Assets, as reported in the LLC's Audited Statement of Financial Condition	$	447,737
Total Liabilities and Members Equity, as reported in the LLC's Unaudited Focus Report	$	547,737
Net Adjustments to: Distribution of Investment in Securities to Member		(100,000)
Total Liabilities and Members Equity, as reported in the LLC's Audited Statement of Financial Condition	$	447,737

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The LLC operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The LLC is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

MFA
MOODY, FAMIGLIETTI & ANDRONICO, LLP
Certified Public Accountants & Consultants

To the Member and Managers
Capstone Capital Markets LLC
Boston, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a - 5

In planning and performing our audit of the financial statements and supplemental schedule of Capstone Capital Markets LLC as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a–13, and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MFA

To the Member and Managers
Capstone Capital Markets LLC
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the LLC's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the LLC's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 23, 2011

CAPSTONE CAPITAL MARKETS LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009